October 21, 2021

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2021 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on August 17, 2021 (PEA No. 225 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Core Municipal Bond Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's prospectus and statement of additional information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on or about October 28, 2021. In addition, to the extent that any prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     In the summary section of the Fund's prospectus under the heading “The Fund’s Principal Investment Strategies”, please address the following comments:

a.The first sentence references the following investments: general obligation bonds, revenue bonds, and pre-refunded municipal bonds. Please add an explanation of each bond type in the statutory prospectus.

Response: The Trust will add the following Item 9 disclosure to the section of the prospectus titled “Principal Investment Strategies and Risks” to explain each of these bond types: “A general obligation bond is a type of bond that is backed solely by the taxing power and credit of the issuing municipality rather than revenues from a specific project. Revenue bonds are supported by revenues of income-producing projects such as toll roads or a sports stadium. Pre-refunded bonds have Treasury securities set aside in an escrow account to pay off the bonds at a specific call date.”

b.In reference to the second sentence, depending on the size of the Fund’s investment in Puerto Rican obligations, please add Puerto Rican-specific risk disclosure to the Fund’s principal risks.

Response: The Fund is expected to have minimal exposure to Puerto Rican obligations — investing in Puerto Rican obligations is not a part of the Fund’s principal investment strategy. The Trust notes that the reference to Puerto Rico was included solely as an example of an obligation issued by a U.S. territory. As a result, the Trust declines to add Puerto Rican-specific risk disclosure to the prospectus.

c.In the first bullet under the third paragraph, please explain the “...by harvesting...” reference in plain English.

Response: The Trust has replaced the term “harvesting” with “capturing” so that the sentence states the following: “Sage seeks to construct portfolios that generate consistent tax-free income by capturing diversified sources of credit, liquidity, and term premiums.”

d.The third bullet references “...shorter-term mean reverting opportunities...”. Please explain this phrase in plain English.

Response: The Trust will remove the language in the third bullet and replace it with the following disclosure: “Volatility: During periods when the price of bonds decline because of economic uncertainty or market stress, Sage seeks to identify and purchase bonds that are priced attractively relative to historical averages. Sage will add positions in a risk-controlled manner, meaning the bond is well-supported by Sage’s outlook and the risk associated with purchasing the bond is carefully considered along with the benefits including yield and the potential for the price to increase.”

e.The third bullet references “...risk-controlled manner...”. Please explain this further, including how the Fund employs tactical trading to control risk.

Response: The Trust has addressed this comment in the response to comment 2(d) above.

f.In the last paragraph, the third to last sentences states that the Fund does not have a minimum scoring threshold of ESG framework for inclusion of a security in the Fund’s portfolio. Please disclose that the Fund can invest in a security that scores poorly on ESG criteria if the security scores highly on other factors.

Response: The Trust will add the following disclosure to the last paragraph: “The Fund may invest in a security that scores poorly on ESG criteria if the security scores highly on other factors such as valuation and strong fundamental health.”

3.     In the summary section of the Fund's prospectus under the heading “The Fund’s Principal Risks”, please address the following comments:

a.Please add “Active” to the “Management Risk” heading.

Response: The Trust notes that the disclosure in this risk factor relates to the investment manager’s ability to choose sub-advisers and does not necessarily relate to active management. As a result, the Trust respectfully declines to add “Active” to the “Management Risk” heading.

b.With respect to the “ESG Investing Risk”, please disclose how the Fund will approach relevant ESG proxy issues. In the alternative, please explain why the Fund believes such disclosure isn’t required.

Response: The Trust notes that the Fund will invest in fixed-income securities as described in the “The Fund’s Principal Investment Strategies” section of the prospectus. Fixed-income securities (unlike equity securities) generally do not have proxies. As a result, there are not expected to be proxy votes relating to portfolio securities held by the Fund.

4.     In the summary section of the Fund's prospectus under the heading “The Fund’s Performance”, in the first paragraph, please confirm and disclose that the the Predecessor Fund’s objectives, policies, guidelines and restrictions are materially equivalent to the Fund’s.

Response: The Trust confirms that the Predecessor Fund’s objectives, policies, guidelines and restrictions have been materially equivalent to those of the Fund. As a result, the Trust has added the following disclosure as the second sentence of that paragraph: “The investment objectives, guidelines, and restrictions of the Predecessor Fund were substantially similar to those of the Fund.”

5.     In the section of the Fund’s prospectus titled “Principal Investment Strategies and Risks”, the Staff notes that the disclosure in response to Item 9 of Form N-1A with respect to the Fund’s principal investment strategy is nearly identical to the disclosure in response to Item 4. Please reconcile the principal investment strategy disclosure and ensure that the Item 4 disclosure is a summary of the Item 9 disclosure.

Response: The Trust has removed certain of the disclosure that appears in the final paragraph of the “The Fund’s Principal Investment Strategies” section of the prospectus, which contains a description of the sub-advisor’s investment process and does not relate to the types of securities in which the Fund will invest. The removed language continues to appear in the Item 9 disclosure. The Trust confirms that the remaining language in this paragraph contains a summary of the Item 9(b) disclosure.

In addition, the Trust has added the language that appears above in response to comment 2(a) to the Item 9 disclosure. The Trust further notes that Item 9 of the Fund’s prospectus contains additional descriptions relating to the implementation of the Fund’s investment objectives, in the section of the prospectus titled “Principal Investment Strategies and Risks - Can a Fund Depart from its Principal Investment Strategies?”, that do not appear in response to Item 4.

6.     In the section of the Fund’s prospectus titled “The Fund’s Management - Prior Performance for Similar Accounts Managed by Sage”, please address the following comments:

a.Supplementally, please confirm that the Fund’s portfolio manager was also the portfolio manager for the other fund and was the only person identified in the other fund’s prospectus as being primarily responsible for managing the other fund for the entire performance period.

Response: The Trust notes that the prior performance shown is Composite performance that represents the performance track record of the sub-advisor’s core municipal fixed income strategy, which is the same strategy used to manage the Fund. The Trust notes that the sub-advisor generated the strategy’s performance record since inception and there has not been portability of performance. As a result, the Trust notes that it is relying upon Nicholas-Applegate1 and its related no-action letters, rather than the Bramwell2 no-action letter, for its showing of related performance. Therefore, the continuity of portfolio managers is not relevant in this situation.

b.Please address whether the portfolio manager has the same degree of discretion in managing the other accounts and discuss any differences.

Response: The Trust respectfully notes that because there has not been portability of performance and the Trust is not relying on the Bramwell no-action letter, the level of discretion afforded to the portfolio managers is not relevant.

c.With respect to the average annual total returns table, please provide 1-year, 5-year and 10-year performance at a minimum. Other time periods may also be presented (i.e., 3-year performance), so long as this minimum is met.

Response: The Trust will update the average annual total returns table to also provide the 5-year Composite performance.

d.Also with respect to the average annual total returns table, the Staff notes that the net performance must be presented more prominently than the gross performance.

Response: The Trust will revise the table so that the net performance is presented first and the gross performance is presented beneath the net performance.

e.This section states that Sage claims compliance with GIPS. Please confirm that the performance shown is net of all actual fees and expenses, and not just net of management fees.

Response: The Trust supplementally confirms that the net performance shown is net of all of the Composite’s actual fees and expenses, which include all trading expenses and a 25 bps management fee. The Trust notes that this is disclosed in the second paragraph below the average annual total returns table (in the third sentence of that paragraph).

f.Please represent supplementally that the Fund has the records necessary to support the calculation of the Composite performance in accordance with Rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Fund notes that the Composite performance presented is that of Sage, the Fund’s sole sub-advisor. The Fund notes that Sage is an investment adviser registered under the
1 Nicholas-Applegate Mutual Funds, SEC No Action Letter (pub. avail. August 6, 1996).
2 Bramwell Growth Fund, SEC No Action Letter (pub. avail, August 7, 1996).

Investment Advisers Act of 1940, as amended, and that Sage has represented to the Fund that it has the records necessary to calculate the Composite performance shown in the table.

Part C / Other

7.     The Staff notes that in response to Part C, Item 28, Exhibit (b), the Trust has provided a copy of its Amended and Restated By-Laws, dated November 19, 2015 (the “By-Laws”). The Staff further notes that Article 13.1 of the Trust’s By-Laws relates to derivative actions by shareholders.

a.With respect to Article 13.1(a) and the first sentence of Article 13.1(b) of the By-Laws, please disclose these requirements in the Fund’s prospectus in an appropriate location.

Response: The Trust respectfully submits that it is not aware of a requirement on Form N-1A regarding disclosure of such information in general, and the Trust does not believe that disclosure of such commonplace governing document provisions in a prospectus would be useful for shareholders. However, the Trust respectfully notes that the requirements of Article 13 of the Trust’s By-Laws are appropriately summarized under the “Description of Shares” section of the SAI.

b.With respect to the second sentence of Article 13.1(b) of the By-Laws, which includes a requirement to reimburse the Trust for certain expenses relating to a pre-suit demand, please revise the By-Laws to state that this provision does not apply to claims made under federal securities laws. Please also disclose the second sentence of Article 13.1(b) of the By-Laws in the Fund’s prospectus in an appropriate location and explain that this provision doesn’t apply to claims under federal securities laws.

Response: For the reasons stated above in response to comment 7(a), the Trust respectfully submits that disclosure of such provisions in a prospectus is not required, and likewise notes that an appropriate summary of the noted terms is included in the SAI under “Description of Shares.” Accordingly, the Trust respectfully declines to make any disclosure changes in response to this comment.

Regarding the requested revisions to the Trust’s By-Laws, and as discussed in more detail below, the Trust respectfully declines to revise the Trust’s organizational documents in response to this comment. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law. As a Massachusetts business trust, the Trust has adopted demand procedures in its By-Laws that are substantially similar to those set forth in Massachusetts corporate law. The Trust respectfully submits that the federal securities laws do not preempt or prohibit the application of state derivative demand laws, including any provision of Article 13 of the Fund’s By-Laws. The Trust also notes that any changes to the Trust’s By-Laws must first be approved by the Board of Trustees, which is not scheduled to meet again until November 18, 2021.

The U.S. Supreme Court has found that state law governs the determination of whether a plaintiff has made an adequate demand or has been excused from making such a demand in connection with a derivative action. In Kamen v. Kemper Fin. Svcs., Inc., the Court noted that Federal Rule of Civil Procedure 23.1 “speaks only to the adequacy of the shareholder representative’s pleadings,” and does not itself create a demand requirement.3 In Kamen, the Court analyzed
3 See Kamen v. Kemper Fin. Svcs., Inc., 500 U.S. 90, 96 (1991).

whether the state law demand requirement “comes within the purview of Burks’ presumption of state law incorporation, that is, whether the scope of the demand requirement affects the allocation of governing power within the corporation.”4 Because the state law demand requirement determines “who has the power to control corporate litigation” and “clearly regulates the allocation of corporate governing powers between the directors and individual shareholders,” the Court had “little trouble concluding” that it “relates to the allocation of governing powers within the corporation” and “comes within the purview of Burks’ presumption of state law incorporation.”5 Accordingly, as noted by the U.S. Supreme Court, the “contours of the demand requirement[,] when it is required, and when excused,” is an “aspect of state law.”6

Further, as noted in Kamen, Federal Rule of Civil Procedure 23.1 is a procedural requirement and does not provide the substance of the demand doctrine. Excluding federal securities claims from certain aspects of the demand requirement in the Trust’s organizational documents, which is a statutory right provided for and governed by the General Laws of Massachusetts, would directly contradict the determination of the U.S. Supreme Court that the substance and contours of the demand requirement, including with respect to derivative actions brought under the 1940 Act, come from state law. Lastly, the Trust is not aware of any federal or Massachusetts statutes or cases that would make the provisions of the Trust’s organizational documents unenforceable or that contradict the authorities noted above. Accordingly, for the reasons noted above, the Trust respectfully declines to revise its By-Laws at this time, but instead will incorporate the disclosure noted above into the SAI.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:
Abigail Hemnes, Esq.
Clair Pagnano, Esq.

4 Id. at 100.
5 Id. at 101.
6 Id. at 101.